Exhibit 6
August 4, 2014

TW BBTS Aggregator LP
300 Crescent Court, Suite 200
Dallas, TX 75201

Re: BBTS/Southcross Governance

Ladies and Gentlemen:

Reference is hereby made to (i) that certain Amended and Restated Limited Liability Company Agreement of Southcross Holdings GP LLC (the “Company”), dated as of the date hereof (the “LLC Agreement”), entered into between BBTS Borrower LP (“BBTS”) and Southcross Energy LLC (“Southcross”) and (ii) that certain Amended and Restated Agreement of Limited Partnership of Southcross Holdings LP (the “Partnership”), dated as of the date hereof (the “LP Agreement”), entered into among the Company, BBTS and Southcross. Any capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the LLC Agreement.

TW BBTS Aggregator LP (“Aggregator”) and EIG BlackBrush Holdings, LLC (“EIG”) beneficially own 48.86% and 51.14%, respectively (in each case, such Person’s “Percentage Interest”), of BBTS. BBTS is (i) the record owner of 70.4% of the outstanding membership interests in the Company and (ii) the record owner of 70.4% of the outstanding partnership interests in the Partnership. BBTS, Aggregator and EIG hereby agree to, and agree to take such actions within their control as may be necessary to cause BBTS to effect, the following:

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Aggregator shall have the right to designate (and remove and replace) the two (2) TW Directors and EIG shall have the right to designate (and remove and replace) the two (2) EIG Directors, in each case for which BBTS has the right to designate (and remove and replace) pursuant to Section 7.2 of the LLC Agreement.

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EIG shall cause the EIG Directors to not approve any action that constitutes a Super Majority Decision under Section 7.11(c) of the LLC Agreement unless at least one of the TW Directors also consent to such action, and Aggregator shall cause the TW Directors to not approve any action that constitutes a Super Majority Decision under Section 7.11(c) of the LLC Agreement unless at least one of the EIG Directors also consent to such action.

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Aggregator shall have the right to designate two (2) directors to serve on the SXE GP Board (one of which shall be an Independent Director) and EIG shall have the right to designate two (2) directors to serve on the SXE GP Board (one of which shall be an Independent Director), in each case for which BBTS has the right to designate (including to replace any of such directors removed from the SXE GP Board (which rights of replacement shall be exercisable by Aggregator if its designee was removed or by EIG if its designee is removed)) pursuant to Section 7.11(a) of the LLC Agreement.

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To the extent that any notices are delivered to BBTS as a Member of the Company or as a Class A Limited Partner (as defined in the LP Agreement) of the Partnership, BBTS shall promptly (and in any event with one (1) Business Day of receipt thereof) deliver each such notice to Aggregator and EIG, and to the extent that any notice to be delivered to BBTS as a Member of the Company or as a Class A Limited Partner (as defined in the LP Agreement) of the Partnership is received by Aggregator or EIG (other than by delivery from BBTS addressed to each as contemplated above), such receiving party shall promptly

(and in any event with one (1) Business Day of receipt thereof) deliver such notice to Aggregator (if received by EIG) or to EIG (if received by Aggregator).

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In the event that the Company, in its capacity as the general partner of the Partnership, determines that the Partnership is in need of additional capital and issues a Capital Call Notice (as defined in the LP Agreement) to BBTS, BBTS shall promptly (and in any event with one (1) Business Day of receipt thereof) deliver such Capital Call Notice to Aggregator and EIG and each of Aggregator and EIG shall have the option (in its sole discretion and irrespective of the election of the other Person) to elect to fund through BBTS its Percentage Interest of the amount of such capital requested by the Partnership from BBTS pursuant to, and subject to the terms of, Section 4.1(d) of the LP Agreement on the same terms as BBTS would be permitted to make such capital contribution.

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BBTS shall not consent to any amendment to the LLC Agreement or the LP Agreement, or the taking of any action by the Company or the Partnership, without (i) the consent of Aggregator if the consent of Aggregator would be required for such amendment or action immediately following the BBTS Distribution or (ii) the consent of EIG if the consent of EIG would be required for such amendment or action immediately following the BBTS Distribution.

•	Upon the request of either Aggregator or EIG, BBTS shall promptly take such actions and give such notices as may be required under the LLC Agreement and the LP Agreement to effect a BBTS Distribution.

In furtherance of the foregoing, it is the intent of this letter agreement that the economic benefits derived by BBTS’ ownership in the Partnership and the governance and other rights of BBTS in the Company and the Partnership be allocated to, and possessed for the benefit of, Aggregator and EIG in accordance with their Percentage Interest in BBTS as if Aggregator and EIG held such ownership interest directly in the Company and the Partnership, and this letter agreement shall be interpreted and applied in accordance with such intent and any other actions or rights of BBTS in the Company or the Partnership not described above shall be taken in accordance with such intent.

This letter agreement shall continue in full force and effect until the earlier of (i) the mutual agreement of Aggregator and EIG or (ii) the consummation of the BBTS Distribution, and, upon the occurrence of either of the foregoing, this letter agreement shall immediately terminate without further action required by any party hereto.

This letter agreement, the rights and obligations of the parties hereunder, and any claim or controversy directly or indirectly based upon or arising out of this letter agreement or the transactions contemplated hereby, including all matters of construction, validity and performance, shall be governed by and construed in accordance with the internal laws of the State of Texas without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Texas.

This letter agreement may be executed (including by facsimile or electronic transmission) in multiple counterparts, each of which shall be deemed an original and all of which taken together shall constitute one instrument.

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EIG BLACKBRUSH HOLDINGS, LLC

By:	EIG Management Company, LLC, its manager

By:	/s/ Curt S. Taylor
Curt S. Taylor
Managing Director

By:	/s/ Clayton R. Taylor
Clayton R. Taylor
Vice President

Agreed and acknowledged: TW BBTS AGGREGATOR LP

By:	TW/LM GP Sub, LLC its general partner

By:	/s/ Jason Downie
Name: Jason Downie
Title: Managing Partner

BBTS BORROWER LP

By:	BBTS Borrower GP LLC, its general partner

By:	/s/ Phillip M. Mezey
Name: Phillip M. Mezey
Title: Co-Chief Executive Officer and Chief Operating Officer